October 10, 2024

Yuanjun Ye
Chief Financial Officer
LightInTheBox Holding Co., Ltd.
51 Tai Seng Avenue
#05-02B/C, Pixel Red
Singapore 533941

       Re: LightInTheBox Holding Co., Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response Dated September 25, 2024
           File No. 001-35942
Dear Yuanjun Ye:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Response Dated September 25, 2024
Conventions that Apply to this Annual Report on Form 20-F, page ii

1. We note your response to prior comment 2 and reissue it. Please revise the summary risk factor to explicitly state that rules and regulations in China can change quickly with little advance notice.
2. We note your response to prior comment 1 and reissue it in part. Please revise your proposed disclosure to affirmatively state that the legal and operational risks associated with operating in China also apply to operations in Hong
Kong.
 October 10, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Yu Wang